Mail Stop 6010


      October 19, 2005


Via U.S. Mail and Facsimile to (952) 930-0130

Bradley D. Slye
Chief Executive Officer
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, Minnesota 55343-9108


	Re:	Electro-Sensors, Inc.
		Form 10-KSB/A
      Filed July 12, 2005
      File No. 000-09587


Dear Mr. Slye:

      We have reviewed your response and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB/A Filed July 12, 2005

1. Please refer to previous comment 3. We note your response to our comment and the subsequent amendment filed to your Form 10-KSB. However, any amendment filed must contain the complete text of the item being amended. Because the financial statements and auditor`s report are filed under one item in a Form 10-KSB, a change to the auditor`s report requires resubmission of the entire Item 7. Accordingly, please amend this filing to provide the complete Item 7, inclusive of the corrected auditor`s opinion for the year ended
December 31, 2002.

2. We note that you have not furnished the exhibit 31 and 32 certifications in your Form 10-KSB/A. Exhibit 31 and 32 certifications are a required exhibit for all Form 10-KSB and the Form 10-KSB/A filings. Please refer to Rule 15d-14 of the Securities Exchange Act and Section III.B of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238. Accordingly, please amend this Form 10-KSB/A to furnish these exhibits.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


							Sincerely,



							Jay Webb
							Reviewing Accountant
Bradley D. Slye
Electro-Sensors, Inc.
October 19, 2005
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